Exhibit 99.1

ASX ANNOUNCEMENT

5 December 2014

Share Purchase Plan documents

Melbourne, Australia, 5 December 2014:  Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to release the documents in relation to its Share Purchase Plan (“SPP”), as described in the Company’s ASX announcement dated 3 December 2014. Details of the SPP, which will open on Friday, 5 December 2014, are included in the attached documents.

The attached documents, together with a personalised application form, will be mailed to all eligible shareholders on Friday, 5 December 2014.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison Mew	Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Chief Operating Officer &	Blueprint Life Science Group
	Chief Financial Officer	+1 (415) 375 3340, Ext. 105
Genetic Technologies Limited	Genetic Technologies Limited
+61 3 8412 7009	+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited ABN 17 009 212 328 For all enquiries: Phone:   (within Australia) 1300 850 505 (outside Australia) 61 3 9415 5000 Web: www.investorcentre.com 000001 000 GTG MR SAM SAMPLE 123 SAMPLE STREET SAMPLETOWN VIC 3000 Make your payment: See overleaf for details of the Offer and how to make your payment Share Purchase Plan Application Form Your payment must be received by 5:00pm (AEDT) Monday 22 December 2014 This is an important document that requires your immediate attention. It can only be used in relation to the shareholding represented by the details printed overleaf. If you are in doubt about how to deal with this form, please contact your financial or other professional adviser. By making payment you agree to be bound by the Constitution of Genetic Technologies Limited and that the submission of this payment constitutes an irrevocable offer by you to subscribe for Genetic Technologies Limited shares on the terms of the Share Purchase Plan (SPP). In addition, by making payment you certify that the aggregate of the application price paid by you for: • the New Shares the subject of the payment slip overleaf; and • any other shares and interests in the class applied for by you under the SPP or any similar arrangement in the 12 months prior to the date of submission of the payment, does not exceed $7,500. Genetic Technologies Limited may make determinations in any manner it thinks fit, in relation to any difficulties which may arise in connection with the SPP whether generally or in relation to any participant or application. Any determinations by Genetic Technologies Limited will be conclusive and binding on all Eligible Shareholders and other persons to whom the determination relates. Genetic Technologies Limited reserves the right to waive strict compliance with any provision of the terms and conditions of the SPP, to amend or vary those terms and conditions or to suspend or terminate the SPP at any time. Any such amendment, suspension or termination will be binding on all Eligible Shareholders even where Genetic Technologies Limited does not notify you of that event. Step 1: Registration Name & Offer Details Details of the shareholding and the Offer are shown overleaf. Please check the details provided and update your address via www.investorcentre.com if any of the details are incorrect. If you have a CHESS sponsored holding, please contact your Controlling Participant to notify a change of address. Step 2: Make Your Payment Note that Shares may be purchased in parcels of $2,500, $5,000 or $7,500 subject to purchase of the minimum value and not exceeding the maximum value. Note that the amount chosen may be subject to scale back in accordance with the terms of the SPP. Choose one of the payment methods shown below. BPA ®: See overleaf. Do not return the payment slip with BPAY payment. By Mail: Complete the reverse side of this payment slip and detach and return with your payment. Make your cheque, bank draft or money order payable in Australian dollars to "ATF Genetic Technologies Limited" and cross "Not Negotiable". The cheque must be drawn from an Australian bank. Cash is not accepted. Payment will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques received may not be re-presented and may result in your Application being rejected. Paperclip (do not staple) your cheque(s) to the payment slip. Receipts will not be forwarded. Funds cannot be debited directly from your account. Entering your contact details is not compulsory, but will assist us if we need to contact you. Genetic Technologies Limited Share Purchase Plan Application Form Payment must be received by 5:00pm (AEDT) Monday 22 December 2014 ® Registered to BPAY Pty Limited ABN 69 079 137 518 Turn over for details of the Offer -+ 916CR_0_Sample_CA/000001/000001/i

Share Purchase Plan Application Form X 9999999991 I N D TEP 1 Registration Name & Offer Details For your security keep your SRN/ HIN confidential. Registration Name: MR SAM SAMPLE 123 SAMPLE STREET SAMPLETOWN VIC 3000 Entitlement No: 12345678 Offer Details: Record date: Minimum value available to purchase: Maximum value available to purchase: 7:00pm (AEDT) Tuesday 2 December 2014 $2,500 $7,500 STEP 2 Make Your Payment Biller Code: 9999 Ref No: 1234 5678 9123 4567 89 Contact your financial institution to make your payment from your cheque or savings account. Pay by Mail: Make your cheque, bank draft or money order payable to "ATF Genetic Technologies Limited" and cross "Not Negotiable". Return your cheque with the below payment slip to: Computershare Investor Services Pty Limited GPO BOX 505 Melbourne Victoria 3001 Australia Lodgement of Acceptance If you are applying for New Shares and your payment is being made by BPAY, you do not need to return the payment slip below. Your payment must be received by no later than 5:00pm (AEDT) Monday 22 December 2014. Applicants should be aware that their own financial institution may implement earlier cut off times with regards to electronic payment, and should therefore take this into consideration when making payment. Neither Computershare Investor Services Pty Limited (CIS) nor Genetic Technologies Limited accepts any responsibility for loss incurred through incorrectly completed BPAY payments. It is the responsibility of the applicant to ensure that funds submitted through BPAY are received by this time. If you are paying by cheque, bank draft or money order the payment slip below must be received by CIS by no later than 5:00pm (AEDT) Monday 22 December 2014. You should allow sufficient time for this to occur. A reply paid envelope is enclosed for shareholders in Australia. Other Eligible Shareholders will need to affix the appropriate postage. Return the payment slip below with cheque attached. Neither CIS nor the Genetic Technologies Limited accepts any responsibility if you lodge the payment slip below at any other address or by any other means. Privacy Notice The personal information you provide on this form is collected by Computershare Investor Services Pty Limited (CIS), as registrar for the securities issuers (the issuer), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. In addition, the issuer may authorise us on their behalf to send you marketing material or include such material in a corporate communication. You may elect not to receive marketing material by contacting CIS using the details provided above or emailing privacy@computershare.com.au. We may be required to collect your personal information under the Corporations Act 2001 (Cth) and ASX Settlement Operating Rules. We may disclose your personal information to our related bodies corporate and to other individuals or companies who assist us in supplying our services or who perform functions on our behalf, to the issuer for whom we maintain securities registers or to third parties upon direction by the issuer where related to the issuer's administration of your securityholding, or as otherwise required or authorised by law. Some of these recipients may be located outside Australia, including in the following countries: Canada, India, New Zealand, the Philippines, the United Kingdom and the United States of America. For further details, including how to access and correct your personal information, and information on our privacy complaints handling procedure, please contact our Privacy Officer at privacy@computershare.com.au or see our Privacy Policy at http://www.computershare.com/au. Detach here Purchase Details for Genetic Technologies Limited (choose one option) $2,500 worth of OR New Shares $5,000 worth of OR New Shares $7,500 worth of New Shares Entitlement No: 12345678 Payment must be received by 5:00pm (AEDT) Monday 22 December 2014 Contact Details MR SAM SAMPLE 123 SAMPLE STREET SAMPLETOWN VIC 3000 Contact Name Cheque Details Drawer Daytime Telephone Cheque Number BSB Number Account Number Amount of Cheque 123456789123456789+0000000001-3051+14

Genetic Technologies Limited

ACN 009 212 328

2014 SHAREHOLDER SHARE PURCHASE PLAN

OFFER DOCUMENT

This non-renounceable offer (Offer) of new fully paid ordinary shares (New Shares) in the capital of Genetic Technologies Limited ACN 009 212 328 (Company) is made on the terms and conditions of the Share Purchase Plan 2014 (Plan) set out in this Offer Document and the accompanying Application Form.

It is important to ensure that you read this Offer Document and accompanying Application Form in full.  You should seek independent legal and/or financial advice if you are in any doubt about the terms of this offer or whether to accept this offer.

KEY OFFER DETAILS

Issue Price	1.35 cents ($0.0135) per New Share

Minimum application amount	$2,500 per shareholder

Maximum application amount	$7,500 per shareholder

Applications can be made for parcels of shares (rounded up to the next whole number of shares) valued at: *	A. $2,500 (185,186 New Shares) B. $5,000 (370,371 New Shares) C. $7,500 (555,556 New Shares)

Maximum amount to be raised ^	$3,153,694 or 233,606,963 shares @ the issue price of 1.35 cents

Proposed use of funds

Funds raised from this offer will be applied towards funding the continuing commercialisation and to facilitate the acceptance and growth of the Company’s flagship lead breast cancer risk test, BREVAGenplus, and generally working capital.

Record Date (for determining recipients of the Offer). +	7.00 pm Melbourne time Tuesday 2 December 2014, being the last trading day before the date on which the details of the Plan were first announced to the ASX.

Closing Date. +	Monday, 22 December 2014

Anticipated issue of new Shares. +	Tuesday, 30 December 2014

Anticipated dispatch of holding statements and (if applicable) refunds. +	Wednesday, 31 December 2014

Anticipated commencement of trading of New Shares. +	Wednesday, 31 December 2014

* Custodians may apply for up to $7,500 worth of New Shares in these parcels on behalf of each distinct beneficiary represented, using a separate Application Form for each beneficiary, which Application Form can be obtained from the Company or its Share Registrar or downloaded from its website: www.gtglabs.com. Further details are provided below.

^ If the total number of New Shares applied for exceeds a subscription for $3,153,694 the Company will reduce the number of shares to be issued in response to each application on a pro rata basis. In that case, the Company will refund to each applicant the difference between the application monies received by the Company from that applicant and application monies payable for the number of New Shares actually issued to that applicant. Refunds will be paid to the applicant by cheque. No interest shall be paid on refunded application monies.

+ These dates are indicative only. The Company reserves the right to change any date without notice, including by postponing the Closing Date or closing the Offer early, or to withdraw or cancel the Offer (in which case all monies subscribed will be refunded).

All references to $amounts in the Plan and this Offer document are to Australian dollars.

If you wish to participate in this Plan you must apply for New Shares using the personalised Application Form accompanying this Offer Document, unless you are a custodian and wish to apply on behalf of distinct beneficiaries (see Section 3.3 below).

If any of your details on the Application Form are incorrect, please contact the Company’s Share Registrar urgently on 1300 850 505 (within Australia) or +61 3 9415 5000 (outside Australia).

Terms and Conditions of Plan Offer

1                                                  PARTICIPATION

Participation in the Plan is open on the same terms to all shareholders (Eligible Members) who, as at close of trading on the record date of Tuesday, 2 December 2014, are registered holders of ordinary shares in Genetic Technologies Limited ACN 009 212 328 (Company) and who have an address (as recorded in the Company’s register of members) in Australia or New Zealand. Eligible Members may subscribe for amounts of $2,500, $5,000 or $7,500 worth of new fully paid ordinary shares (New Shares) in the Company at $0.0135 (Issue Price) per New Share without incurring brokerage, commission, stamp duty or other transaction costs.

The Plan is established pursuant to Australian Securities and Investments Commission (ASIC) Regulatory Guide 125 and Class Order 09/425. That Class Order grants the Company relief from the requirement to prepare a prospectus for the offer of New Shares under the Plan.

Participation in the Plan is optional and by accepting the offer to purchase New Shares under the Plan, each holder agrees to be bound by the terms and conditions of the Offer and the Company’s constitution.

The maximum aggregate number of shares that may be issued under this Offer will be 233,606,963 (subject to rounding), being equivalent to approximately 30.0% of the Company’s fully paid ordinary shares currently on issue as at the date of this Offer.

The Company also reserves the right (in its absolute discretion) to scale back applications should aggregate demand exceed $3,153,694 in subscriptions under this Plan.  Excess subscription monies will be refunded (without interest) as soon as reasonably practicable.

The Plan is governed by the law in force in Victoria. By accepting the offer under the Plan, a holder submits to the non-exclusive jurisdiction of the courts of Victoria.

2                                                  ISSUE PRICE

The New Shares are being offered at an issue price of 1.35 cents per share.

The Issue Price represents a 10.0% discount to the last close price of ($0.015) on 2 December 2014 (AEDT), and a 12.0% discount to the 30-day VWAP ($0.0153).

No brokerage, commissions, stamp duty or other transaction costs will be payable by Shareholders in respect of the application for and issue of the New Shares under the Plan.

As the Company’s share price may increase or decrease between the date the Offer is made under the Plan and the date when the New Shares are allotted and issued to applicants under the Plan, the price paid by a member for the New Shares under the Plan may be higher or lower than the share price at the time of the Offer or at the time the New Shares are issued and allotted to the applicant.

The minimum value of New Shares for which each Eligible Member may subscribe under this Offer is $2,500 and the maximum value of New Shares for which each Eligible Member may subscribe is $7,500 (subject to scale back described further below). Subscriptions will only be accepted in the amounts outlined above (being $2,500, $5,000 and $7,500).

3                                                  ELIGIBILITY FOR PARTICIPATION

Offers made under the Plan are non-renounceable. This means that a holder cannot transfer their right to acquire New Shares under the Plan to anyone else.

New Shares subscribed for will be issued only to the registered holder to whom they are offered. Each Offer is made on the same terms and conditions.

All eligible holders receive the same offer, irrespective of the number of shares which they hold on the Record Date.

Directors and officers of the Company (and their associates) who hold shares as at the Record Date may participate in the Offer, subject to the terms and conditions set out in this Offer Document and Application Form.

3.1                      Individual members

Unless a holder is a Custodian (defined below), each individual member is entitled to apply for a subscription in an amount of $2,500, $5,000 or $7,500 worth of New Shares (irrespective of whether the individual member receives multiple offers under the Plan, for example, due to multiple registered holdings), subject to the individual member certifying that the total of the application moneys subscribed for the following does not exceed $7,500:

(a)                                     the New Shares the subject of the Application Form (pursuant to this Plan); and

(b)                                     any other fully paid ordinary shares in the Company:

(i)                                     issued to that sole holder; and

(ii)                                  which that sole holder has instructed a custodian to acquire on their behalf; and

(iii)                               issued to a custodian as a result of an instruction given by that sole holder to the custodian to apply for shares on their behalf,

under the Plan or any similar arrangement in the 12 months before the application (but noting that the Company has not conducted a share purchase plan or similar Plan in the prior 12 months).

By completing and submitting (or by making payment via BPAY) the personalised Application Form (referred to below) which accompanies the Plan, a sole holder certifies the above statements in clause 3.1.

3.2                      Joint Holders

Unless a holder is a Custodian (defined below), if a holder is recorded with one or more other persons as the joint holder of the Company’s shares, the joint holding is considered a single registered holding for the purpose of the Plan.  Joint holders are entitled to participate in respect of that single holding and may apply for a subscription in an amount of $2,500, $5,000 or $7,500 worth of New Shares (irrespective of whether the holder and the other person or persons receive multiple offers under the Plan, for example, due to multiple identical registered holdings), subject to the joint holder certifying that the total of the application moneys subscribed for the following does not exceed $7,500:

(a)                     the New Shares the subject of the Application Form (pursuant to this Plan) returned, and

(b)                     any other fully paid ordinary shares in the Company:

(i)                                      issued to that joint holder, and

(ii)                                   which that joint holder has instructed a custodian to acquire on their behalf; and

(iii)                                issued to a custodian as a result of an instruction given by that joint holder to the custodian to apply for shares on their behalf,

under the Plan or any similar arrangement in the 12 months before the application.

By completing and submitting (or by making payment via BPAY) the personalised Application Form (referred to below) which accompanies the Plan, a joint holder certifies the above statements in clause 3.2.

3.3                      Custodians and Nominees

Eligible Members who hold shares as custodian or nominee (as defined in ASIC class order CO 09/425) (Custodian) for one or more persons on the Record Date (Beneficiaries) may apply for a subscription in an amount of $2,500, $5,000 or $7,500 in New Shares in respect of each Beneficiary* in any 12 month period, subject to the Custodian certifying to the Company that:

(a)                                 the Custodian is an eligible holder of shares in the Company on behalf of one or more Beneficiaries,

(b)                                 a copy of the Offer documentation was given by the Custodian to each Beneficiary,

(c)                                  each Beneficiary requiring New Shares has instructed the Custodian to apply for the New Shares on its behalf under the Plan,

(d)                                 the number of Beneficiaries instructing the Custodian to participate,

(e)                                  the name and address of each participating Beneficiary, and

(f)                                   in respect of each participating Beneficiary:

(i)            the number of fully paid ordinary shares in the Company that the Custodian holds on their behalf;

(ii)           the number or the dollar amount of New Shares they instructed the Custodian to apply for on their behalf; and

(iii)          undertaking not to, in respect of the Plan or other similar plan, accept on behalf of any Beneficiary, in any consecutive 12 month period, shares in the Company with an aggregate application price which exceeds $7,500.

By completing and submitting (or by making payment via BPAY) the personalised Application Form (referred to below) which accompanies this offer, a Custodian certifies the above statements in clause 3.3.

If a Custodian requires more than one personalised Application Form to provide the above information, the Custodian should contact the Company or the Company’s share registrar and make that request.

*It is at the discretion of the Custodian whether to extend the Offer to all of their Beneficiaries.

4                                                  HOW TO APPLY FOR NEW SHARES

The Offer to participate in the Plan opens on Friday 5 December 2014.

An offer to participate in the Plan may be accepted by a registered Eligible Member (Acceptance) by completing and returning the personalised offer and application form (Application Form) provided by the Company, together with the appropriate payment for the amount to which the Acceptance relates (by cheque in Australian dollars drawn on an Australian bank made payable to “Genetic Technologies Limited SPP Account”), by no later than the Offer closing date of Monday, 22 December 2014 (Closing Date). Application Forms received after that time will not be accepted.

Acceptance includes making payment using the BPAY facility offered by Computershare Investor Services Pty. Limited, but only via the customer reference number as described on your personalised Application Form, by no later than the Closing Date (in which case the Application Form need not be returned to the Company).

If Acceptance (via BPAY) or one or more Application Forms are received from an Eligible Member in relation to shares with a value greater than $7,500, the Eligible Member holder will be issued with the maximum number of New Shares permitted by the Plan (subject to any scaling back by the Company in accordance with this Offer). The difference between the subscription moneys received from such member, and the number of New Shares allocated to that member multiplied by the Issue Price, will be refunded to the Eligible Member by cheque, without payment of any interest, as soon as reasonably practicable following allotment of all the New Shares.

If an Eligible Member subscribes for an amount which is not exactly divisible by the Issue Price for the shares, in calculating the number of shares to be issued, all fractional entitlements will be rounded down to the next whole share.

Notwithstanding any other provision in these terms and conditions, the Board may, in its sole discretion, reject any Acceptance Form which is received from ineligible members or otherwise which:

(a)         is incomplete, incorrectly filled out or accompanied by a cheque which is not paid in full on first presentation; or

(b)         which the Board believes is completed by a person within, or a person acting for the account or benefit of a person within, another jurisdiction where, in the reasonable opinion of the Board, it would be unlawful or impractical for the Company to issue the New Shares.

If a cheque is not cleared through the banking system, the member’s Application Form will not be accepted and the member will be deemed to agree to be responsible for any dishonour fees or other costs incurred. If a cheque is dishonoured, that dishonoured cheque will not be re-presented.

Once submitted, applications for New Shares under the Plan cannot be withdrawn or amended.

Shareholders should consult their taxation or investment advisers to clarify the financial and taxation implications for them in subscribing for shares under the Plan.

5                                                  SCALE BACK

The Company intends to raise a maximum of $3,153,694 via the Plan and reserves the right (in its absolute discretion) to scale back subscription applications should total demand exceed $3,153,694.  Any scale back of applications will be done on a pro-rata basis for all applications received.

The difference between the subscription moneys received from each Eligible Member, and the number of New Shares allocated to each Eligible Member multiplied by the Issue Price, will be refunded to member by cheque, without payment of any interest, as soon as reasonably practicable.

6                                                  ISSUE OF NEW SHARES

The New Shares to be issued pursuant to the Offer under the Plan will be issued as soon as reasonably practicable after the Closing Date and the Company will apply for those shares to be quoted on the ASX.

The Company will, within the period required by the ASX Listing Rules, send each participant (whose Application Form has been accepted by the Company) a holding statement in respect of any New Shares issued to the participant under the Plan.

Shares issued under the Plan will rank equally with all existing ordinary shares in the Company and will therefore carry the same voting rights, dividend rights and other entitlements as those ordinary shares from the date of issue.

7                                                  EXCLUDED APPLICANTS

A shareholder who alone or with its associates would obtain an interest in more than 20% of the issued voting shares of the Company may be ineligible to accept (part or all of) an offer under the Plan. The Company reserves the right to refuse an application if the applicant (alone or with its associates) would obtain an interest in more than 20% of the issued voting shares of the Company.

In the event that an application is adjusted, the Company will refund to the applicant by cheque without interest the between the application monies received by the Company and application monies payable for the number of shares actually issued to the applicant.

8                                                  NO SHAREHOLDER APPROVAL REQUIRED

The Company is not required to seek the approval of Shareholders in relation to the offer of New Shares under the Plan.

9                                                  AMENDMENT OF THE PLAN

The Board may, in its absolute discretion, amend, suspend or terminate the Plan at any time (including, without limitation, by extending the Closing Date). The Company will notify ASX of any amendment, suspension or termination of the Plan, but failure to do so will not invalidate the amendment, suspension or termination.

The Company may issue to any person fewer shares than subscribed for under the Plan (or none at all) if the Company believes that the issue of those shares would contravene any law or the ASX Listing Rules or the Corporations Act 2001.

10                                           ADMINISTRATION AND DISPUTE RESOLUTION

The Company’s principal objective in administering the Plan is to facilitate maximum participation consistent with compliance with ASIC Class Order CO 09/425 and all applicable laws and efficient administrative practices.

The Company may adopt any administrative procedures it thinks appropriate (from time to time) in relation to the Plan.  The Company may settle, in any manner it thinks fit, any difficulties, anomalies or disputes which may arise under or in connection with the operation of the Plan, whether generally or in relation to any participant or class of participants, the Offer, any Acceptance Form or New Shares, and the decision of the Company will be conclusive and binding on all participants and other persons to whom the determination relates.

The Company reserves the right (subject to the Corporations Act 2001 and ASIC Class Order 09/425) to waive compliance with any provision of these terms and conditions.

11                                           NOTICES

Notices and statements to participating shareholders may be given in any manner determined by the Company.

12                                           PRIVACY ACT

Chapter 2C of the Corporations Act 2001 (Cth) (the Act) requires information about shareholders (including name, address and details of the shares held) to be included in the Company’s public register. If a shareholder ceases to be a shareholder, Chapter 2C of the Act requires this information to be retained in the Company’s public register. These statutory obligations are not altered by the Privacy Act 1988 (Cth) as amended. Information is collected to administer shareholders’ security holdings.

13                                           NO FINANCIAL PRODUCT ADVICE

Shareholders should obtain their own advice on whether or not to participate in the Plan. The Company is not licensed to provide financial product advice in relation to the Company’s shares or any other financial products. No cooling off regime applies in respect of the acquisition of shares under the Plan (whether the regime is provided for by law or otherwise).

14                                           ENQUIRIES

If you have any questions about the offer or not accept the offer, please contact your stockbroker or professional adviser, or Genetic Technologies Limited’s Company Secretary, on (03) 8412 7026.

If you have any questions on how to complete the Application Form please contact the Company’s Share Registry on 1300 850 505 (within Australia) or +61 3 9415 5000 (outside Australia), between Monday to Friday 9am to 5pm.